WitFoo Inc

1727 Tamworth Ct.
Atlanta, GA 30338

https://www.witfoo.com



Annual Report

Description of Business

WitFoo builds software that allows Cyber Security Incident Response operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and

3) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the partner portal at https://witfoo.allbound.com.
WitFoo currently has two national resellers, Nexum and Structured. Partners purchase software through global software and electronics distributor, Westcon/Comstor.
Westcon assists with fulfillment of the orders. WitFoo has closed it's first two customers and has active sales trials at 20 enterprise organizations with a sales pipeline of more than $4M. The product has been developed and tested in Fortune 500, mid-market and higher education organizations.

Competition

Investment in Cybersecurity by enterprise is predicted to exceed $1 trillion between 2017 and 2021 (http://cybersecurityventures.com/cybersecurity-market-report/.) As a result, there are many software vendors attempting to solve the problems facing cyber security incident response. One approach used by WitFoo is "playbook automation." Playbook automation teaches investigator steps to a program to reduce the work that the investigator must perform. Phantom and Demisto are examples of these technologies. "Incident Response Platforms" including Resilient and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Incident & Event Management (SIEM) tools including ArcSight, Splunk and QRadar, take in data from diverse security tools in the organization for monitoring.

WitFoo Precinct combines all of these functionalities around the investigator's workflows. WitFoo Precinct has been developed over hundreds of hours of user research of security analysts performing their work in hostile networks. Using patent pending technology modeled after physical law enforcement approaches, WitFoo Precinct merges all security intelligence, analyzes and prioritizes it and provides a workspace for investigators to quickly and accurately complete investigations and stop breaches. Testing has shown a 80% to 90% reduction in required investigations and an additional 85% to 92% reduction in investigative time. While the work is being performed by the tools and people, metrics are organically generated that allow management to have productive conversations with their security teams and the broader business to reduce costs and risks.

Liabilities and Litigation

No current liabilities or litigation.

The Team

Officers and directors	
Tim Bradford	CEO/Director
Charles Herring	CTO/Director
Reese Zomar	Chief Security Officer/ Director
Chris Tobkin	Director

Tim Bradford
Tim Bradford is a Senior Executive with 20 years of experience in software sales and information security. He has extensive knowledge of direct sales, channel development, and sales management in both the US and abroad. Throughout the course of his career, Tim has been a proven sales leader, consistently meeting and exceeding quotas. He has closed strategic deals with BB&T, Cox Communications, Bank of America and Southern Company. Tim knows what it takes to develop and nurture a nonexistent territory and turn it into a profitable one; he is applying these same principles to grow WitFoo.
Experience
- February 2016 to Present : WitFoo Director
- July 2017 to Present : WitFoo CEO
- March 2017 to July 2017: WitFoo COO
- January 2016 to March 2017: Hytrust Director of Southeast Sales
- March 2014 to December 2015: HyTrust Strategic Account Executive
- November 2004 to January 2014: Lancope Account Executive & Channel Sales Mgr.

Charles Herring
Charles' dedication to maturing the craft of InfoSec is built on a diverse career path across the industry. He started his career in InfoSec in the US Navy in 2002 serving as the Network Security Officer at the US Naval Postgraduate School. After leaving active duty, he was a contributing product reviewer for InfoWorld magazine focusing on network security products. Charles spent 7 years running Herring Consulting, a company dedicated to process orchestration, data sharing, and marketing. In 2012, Charles joined the Lancope team as a pre-sales engineer, promoted to Consulting Security Architect and later as Strategic Account Manager. Experience: - February 2016 to Present : WitFoo Director - July 2017 to Present: WitFoo CTO - February 2016 to July 2017 - WitFoo CEO - July 2012 to August 2016 - Lancope/Cisco Consulting Security Architect

Reese Zomar

Reese holds bachelor degrees in Aerospace Engineering and Applied Mathematics from the University of Colorado and Masters Degree in Electrical Engineering from Rensselaer Polytechnic Institute. Reese is a Captain in the US Navy Reserves serving roles as an aviator and Information Security. Experience: - February 2017 to Present: WitFoo Chief Security Officer - February 2016 to Present: WitFoo Director - May 1991 to Present - US Navy Officer - March 2018 to January 2017 - US Department of Treasury Cybersecurity Manager

Chris Tobkin

Experience - February 2017 to Present - WitFoo Director

         - January 2017 to June 2017 - Trapx Director of Sales

         - May 2014 to January 2017 - Lancope/Cisco Regional Sales Manager

Number of Employees: 3

There are currently no salaried employees. All employees are working for equity. We plan to re-establish salaries and benefits for full-time employees by mid-2018.

Related party transactions

- $35,000 borrowed from shareholder, Mike Riforgiate at 0% APR. No maturity date on this loan.
- $75,000 borrowed from shareholder and director, Chris Tobkin with $5,000 repayment fee/interest. The maturity date on this loan is October 31, 2017.
- $10,000 borrowed from shareholder, director, CEO, Tim Bradford at 0% APR. No maturity date on this loan.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently have patents pending, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to cyber incident response. The patents may not be approved by USPTO which will allow competitors to emulate our product. This would make it extremely

  difficult to continue to sell WitFoo Precinct.
- There are several potential competitors who are better positioned than we are to take the majority of the market We will compete with larger, established software vendors who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Large security vendors including Symantec, McAfee and Cisco may leverage their deep relationships with large organizations to attempt to hinder our ability to sell. They may also invest in similar to ours. They have large partner and direct sales resources as well as marketing resources that could hinder WitFoo's ability to sell.
- Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. Our pre-cash valuation is based

on 10x the current sales that we have closed. There is no certainty that additional sales will continue. There is no guarantee that this valuation calculation will be upheld by investors in subsequent rounds.

- Projections are only estimates There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient

  demand for product. Early adopters believe WitFoo Precinct is a better platform than the competition. Our licensing/pricing model is attractive to customers, very competitive and still allows for the company to become profitable in the next 12 months. WitFoo has only closed a couple customers and the available information is weak for providing strong projections.
- Slow Adoption Incident response platforms are relatively new in the field of cyber security. Customer adoption of this new technology might be slower that expected which could lead to financial instability. There are many different solutions in the market that distract our market offering. Additionally, the price of WitFoo will regularly require budget in a subsequent budget cycle which can delay or disqualify the purchase.
- External Factors External factors including (but not limited to) political unrest in

  N. Korea and the Middle East could have a significant impact on IT budgets in the United States.
- Detractors Many other technologies are emerging in the security space, competing for a limited amount of budget. Among other technologies, Security Automation & Orchestration tools are beginning to gain adoption. Market Analysts including Gartner and Forrester are just recently providing evaluations to customers. The youth of the market space can give pause to potential customers. Delayed adoption could lead to insolvency for WitFoo.
- Insolvency Running a computer software company requires expensive personnel in research, development, marketing and sales. These personnel are in high demand and keeping them and their knowledge in the company produces high recurring, fixed costs. These costs must be offset by revenue. Running out of capital can cause WitFoo to become insolvent and leave investors at a loss.

Ownership

- Charles Herring, 22.85% ownership, Common Stock Chris Tobkin,
- 17.57% ownership, Common Stock
- Tim Bradford, 10.90% ownership, Common Stock

Classes of securities

- Common Stock: 2,942,461 Voting

  Rights

  The holders of shares of the Company's 4,000,000 common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such

  dividends as may be declared by the Board out of funds legally available   therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

- **Convertible Notes**: $400,000

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of convertible notes will be paid prior to shareholders.

Form of Note:

Terms

CONVERTIBLE PROMISSORY NOTE
$xxxxxx ATLANTA, GEORGIA April 5, 2017
FOR VALUE RECEIVED, after date and in the manner herein set forth, the undersigned, WITFOO, INC. a Delaware corporation (hereinafter referred to as "Maker") promises to pay to the order of INVESTOR NAME (hereinafter collectively referred to as "Holder") the principal sum of _____
Dollars ($xxxxxx) with quarterly interest payments at eight percent (8%) APR ("Note"), such principal to be paid in lawful money of the United States of America which shall at the time of payment be legal tender in payment of all debts and dues public and private, as follows:

1. Payments.

1.1 Installments and Maturity Date. Maker shall make quarterly interest payments as stated above beginning July 1, 2017 and on the 1st day of subsequent quarters thereafter. The entire unpaid principal balance together with all accrued interest shall be due and payable in full on April 15, 2024 (hereinafter referred to as the "Maturity Date").

1.2 Other Compensation. None

1.3 Place and Payment. Payments hereunder shall be made to the Holder at ADDRESS or at such other place as Holder may designate in writing from time to time.

2. Expenses. The Parties will each bear their own fees and expenses with respect to the transaction completed herein.

3. Prepayment. This Note may be prepaid in whole or in part within 18 months of issuance upon payment of a prepayment fee of 200% of the principal sum in addition to the principal and

accrued interest. After 18 months the Note may be prepaid in whole or in part upon payment of a prepayment fee of 300% of the principal sum in addition to the principal and accrued interest.

4. Default. If default occurs in any of the payments required hereunder, or should Maker (or any successor in title to Maker), become insolvent or commit any act or bankruptcy or make an assignment for the benefit of creditors or authorize the filing or file a voluntary petition in bankruptcy or should a receiver of any of his property be appointed or should involuntary bankruptcy proceedings be filed against Maker (and such involuntary petition is not dismissed within thirty (30) days after filing), then, in any such event, at the option of the Holder hereof, at any time thereafter, without notice or demand, the unpaid principal balance of this Note shall at once become due and payable and shall bear interest at the Default Rate (as hereinafter defined) from the date of such default or event. Failure to exercise any of said options shall not constitute a waiver on the part of Holder hereof of the right to exercise the same at any other time. The Default Rate shall be the Prime Rate as set forth in The Wall Street Journal plus four percent (4%) per annum. In the event of any default hereunder, Maker shall pay all reasonable attorneys' fees and costs incurred by Holder in enforcing and collecting this Note.

5. Waiver. Maker, for itself, its successors and assigns, hereby expressly waives presentment for payment, demand, notice of demand, notice of dishonor, protest, notice of protest, diligence in collection and all other notices or demands whatsoever with respect to this Note or the enforcement hereof except as expressly provided for herein, and hereby consents to any and all indulgences granted by Holder, or any substitution, exchange or release of collateral permitted by Holder, all without in any way modifying, altering, releasing, affecting or limiting the validity of the indebtedness evidenced hereby or impairing any of Holder's rights following a default hereunder. No failure to accelerate the debt evidenced hereby by reason of default from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the united States or any State thereof; and Maker hereby expressly waives the benefit of any statute or rule of law or of equity now provided, or which may hereafter be provided, which would produce a result contradictory to or in conflict with the foregoing. No extension of the time
for payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Holder agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

6. Exemptions. Maker hereby waives and renounces for itself and its successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshaling, forbearance, valuation, stay, extension, redemption, appraisement, exemption or homestead now provided, or which may hereafter be provided by the Constitution or laws of the United States of America or of any state thereof to and in all its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note.

7. Governing Law. This Note is intended to constitute a contract under and shall be construed, interpreted and enforced in accordance with the laws of the State of Georgia and all applicable federal laws and regulations.

8. Limit of Validity. If fulfillment of any provision of this Note shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no

event shall any exaction be possible under this Note that is in excess of the now current limit of such validity, but such obligations shall be fulfilled to the limit of such validity.

9. Inurement. This Note shall bind and inure to the benefit of Maker and Holder and their respective heirs, executors, successors, assigns and legal representatives, whether by voluntary action or by operation of law. This Note may not be assigned by Holder.

10. Captions. The captions of the paragraphs of this Note are for convenience only and are not intended to be nor shall be construed as being a part hereof and shall not limit, expand or otherwise affect any of the terms hereof.

11. Conversion Rights Upon Change in Control. If an acquisition or similar change of control transaction occurs, then upon the closing of such transaction, the Note will, at the election of the Holder, become: a) payable upon demand as of the closing of such transaction subject to any prepayment fees in effect pursuant to Section 3; or b) redeemable for Common Stock equivalent to the amount of the Note converted to Common Stock at a twenty percent (20%) discount price per share equivalent to a pre-money valuation of $24,000,000 based on 3 million shares outstanding.

12. Early Conversion. At any time after 18 months from the date of issuance of the Note, the Holder may elect to convert the Note to Common Stock equivalent to the amount of the Note converted to Common Stock at a price per share equivalent to a valuation of $24,000,000 based on 3 million shares outstanding.

13. Maker may seek other financing and investments in addition to this Note.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

In 2017 we realized $282,008.72 in revenue and have >$4M in our 2018 pipeline. We have made staff reductions and adjusted operating expenses to bridge the gap to additional funding and/or revenue. With the liquidity of the anticipated full raise amount, we anticipate we can operate for four quarters without revenue generation, while increasing staff and marketing efforts to achieve a $2M run rate.

Pricing strategy of WitFoo Precinct has proven effective and sustainable. All pricing is quoted in pre-paid, recurring terms (at a 1 year minimum and 5 year maximum.) Licensing is based on customer endpoints and most deployments consist of one line item, a license for each computer inside of a customer's network. This pricing model makes our product accessible to small, mid-market organizations, Fortune 500 and public sector. As well as being a desirable solution for MSSPs.

Additionally, the customer cannot negotiate on pricing. Discounts are given for term (to incent larger purchase), quantity (for larger organizations) and for purchasing from a WitFoo certified partner. Details on pricing can be found here: https://www.witfoo.com/pricing.

WitFoo has proven the channel program of certified reseller partners. Utilizing resellers, the cost of our sales workforce and support teams. We have signed two partners that are generating sales pipeline and moving deals to close.

2018 pricing is 25% of normal to allow for market penetration and encourage longer term purchases. 2019 will return to standard (list price) undiscounted rates.

Using distribution, a partner network, simple and affordable pricing, cost of sales expected to be low.

Partner Channel

WitFoo has implemented a full partner portal to coordinate training and sales opportunities. Partners utilize the portal to learn how to sell and support WitFoo products. The portal and training has been validated. This approach will keep costs of sale and support low. It also reduces barriers for partners to join the program.

COGS

Costs of Goods Sold models have been proven for sustainable profitability. The following costs are included in each transaction:

- 6% of gross to distributor

- 5-25% of gross to reseller

- 5% to Replicated, an OEM partner providing a support platform for our product

The net is applied to operational expense (personnel) and growth. **Deal Size**

In 2017 with introductory pricing, our average deal size was $141,004.36. Recurring revenues as of December 31, 2017 are $94,002.90.

Financial Milestones

With ~$300k closed in 2017, investors should expect revenues to exceed $1M in 2018 and to grow year over year. Growth is protected by the recurring term. Maintaining existing customers will enable timely revenue growth. The cost containment in sales and support via the channel investment will keep margins high.

Growing the Partner Channel

At the end of 2018, WitFoo will have 5 Reseller partners (there are 3 currently.) The margin paid by WitFoo is guaranteed via the haggle-free pricing model which is extremely attractive current and prospective WitFoo partners. $4M worth of sales opportunities exist currently. These opportunities have been qualified and most (>50%) already have active trials running in the production networks with the help of partners. As the partner channel grows and is enabled and trained, WitFoo sales workforce will grow rapidly via the channel. Resulting revenue will grow with it.

Financial Projections

With the growth in market demand, increased WitFoo marketing coverage and enabled Channel sales work force, WitFoo revenue is expected to grow 20% to 30% quarter over quarter. Starting forecasting in 1Q2018 at 1Q2017 levels with a 20% Quarter over Quarter growth yields the following projections:

2018: $1,320,528

2019: $2,738,246

2020: $5,678,028

Liquidity and Capital Resources

The company is currently generating operating losses and requires the infusion of new capital to continue business operations. The proceeds from the current capital raise campaign will sustain business operation for four more quarters without additional revenue generation. If the company is successful in this offering, we will likely continue to raise capital under crowdfunding offerings, equity or debt issuances, or   any other method available to the company. Use of the funds will go toward paying off existing debt and hiring staff to fulfill our revenue goals, including development resources and field marketing efforts.

Indebtedness

- $300,000 (under convertible note security) from Scott Burg to be paid at 8% APR   with option to convert to shares with a maturity date of September 5, 2018.
- $100,000 (under convertible note security) from Steve Tobkin to be paid at 8% APR with option to convert to shares with a maturity date of October 1, 2018.
- $35,000 borrowed from shareholder, Mike Riforgiate at 0% APR. No maturity date on this loan.

- $75,000 borrowed from shareholder and director, Chris Tobkin with $5,000 repayment fee/interest. No maturity date on this loan
- $10,000 borrowed from shareholder, director, CEO, Tim Bradford at 0% APR. No maturity date on this loan
- $18,191.18 on Wells Fargo credit card. Monthly minimum payments are being met (or exceeded) by WitFoo.

Previous offerings

- 2016-04-15, Reg D Rule 506, 1848500 Common Shares. Use of proceeds: Research and development of product
- 2017-05-01, Reg D Rule 506, 593219 Common Shares. Use of proceeds: - Building sales and support infrastructure - Research and development 2017-05-01, Reg D Rule 506,
- 400000 Convertible Notes. Use of proceeds: Operating Expenses

Valuation

$4,915,962.96

1HCY2017 revenue was $246,000 producing a $492,000 annual run-rate. Valuation is   at 10x the current run-rate. Additionally, active sales opportunities exceed the $4.92M valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.36	$106,999.60
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,399.36	$100,579.6
Use of Net Proceeds:		
R&D and Production	$0	$70,000
Marketing	$0	$5,579.60
Working Capital	$0	$0
Services & Software	$0	$10,000
Professional Services for additional Capital Raise	$9,399.36	$15,000
Total Use of Net Proceeds	$9,399.36	$100,579.60

We raised the maximum of $107,000 in this initial offering through Regulation Crowdfunding. We have paid Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We have paid StartEngine their 6% commission

R&D funds will be used to staff product development efforts. In particular, we're placing a strong emphasis on third party integrations and big data analytics to improve scalability. Marketing funds will be applied to targeted add campaigns in specific markets and incident response workshops in select cities. Ongoing capital raise efforts will require T&L expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual

Report

The company will make annual reports available on its website in the section labeled Investors (annual report). The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

I, <u>Tim Bradford</u>, the <u>Chief Executive Officer (CEO) of WitFoo, Inc.</u>, hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2017_ (beginning date of review) and December 31, 2017 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of (<u>$980,300.99)</u>   ; taxable income of $<u> 0.00   </u> and total tax of $<u> 0.00   </u>.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____<u>4/26/2018</u>____ (Date of Execution).

DocuSigned by:

Tim Bradford _____ (Signature)

CEO A8EF513B5E634B0... _____ (Title)

4/25/2018 _____ (Date)

WitFoo, Inc.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
December 31, 2017 (unaudited)

WitFoo, Inc.
Index to Financial Statements
(unaudited)

WitFoo Inc
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

WitFoo, Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Witfoo (XXXXXX 1985)	7,532.93
Total Bank Accounts	**$7,532.93**
Other Current Assets	
Shareholder Loan	0.00
Undeposited Funds	-2,250.00
Total Other Current Assets	**$ -2,250.00**
Total Current Assets	**$5,282.93**
Fixed Assets	
Accumulated Amortization	-17,014.00
Software (Capitalized)	27,642.34
Startup Costs (Amortized)	1,765.00
Total Fixed Assets	**$12,393.34**
TOTAL ASSETS	**$17,676.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Platinum Visa	17,066.38
Total Credit Cards	**$17,066.38**
Other Current Liabilities	
Loan from Shareholder	90,000.00
Loan Payable	50,500.00
Total Other Current Liabilities	**$140,500.00**
Total Current Liabilities	**$157,566.38**
Long-Term Liabilities	
Notes Payable	398,000.00
Total Long-Term Liabilities	**$398,000.00**
Total Liabilities	**$555,566.38**
Equity	
Additional Paid-In Capital	359,790.00
Capital Stock	6,710.00
Partner Contributions	439,281.30
Retained Earnings	-363,370.42
Net Income	-980,300.99
Total Equity	**$ -537,890.11**
TOTAL LIABILITIES AND EQUITY	**$17,676.27**

WitFoo, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

(unaudited)

WitFoo, Inc.

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Discounts given	-12,343.26
Refunds-Allowances	988.29
Sales	282,008.72
Total Income	**$270,653.75**
Cost of Goods Sold	
Other Costs - COS	1,714.35
Purchases - COS	21,676.34
Total Cost of Goods Sold	**$23,390.69**
GROSS PROFIT	**$247,263.06**
Expenses	
Accounting Services	6,992.32
Advertising	21,324.57
Amortization Expense	16,749.00
Bank Charges	2,434.91
Charitable Contributions	1,000.00
Dues & Subscriptions	3,984.39
Insurance	6,401.63
Interest Expense	5,433.60
Legal & Professional Fees	18,334.69
Meals and Entertainment	795.73
Business Meals (100%)	10,858.05
Entertainment & Meals (50%)	5,806.31
Total Meals and Entertainment	**17,460.09**
Office Expenses	39,980.39
Office 365	5,154.02
Server Space	35,650.28
Total Office Expenses	**80,784.69**
Other General and Admin Expenses	3,282.52
Payroll	0.00
Additional Payroll Fees	0.00
Company Paid Benefits	37,694.54
Gross Wages	816,943.46
Payroll Processing Fee	11,110.00
Payroll Taxes	31,245.09
Workers Comp	2,081.79
Total Payroll	**899,074.88**
Promotional	5,925.00
Rent or Lease	4,960.53
Salaries and Wages	0.00
Subcontractors	
Community Labor	4,130.31
Development Labor	7,455.00

	TOTAL
Marketing and Collateral Labor	27,671.00
Total Subcontractors	**39,256.31**
Supplies	74.64
Tools	668.73
Travel	
Accommodations	27,896.55
Airfare	6,145.35
Parking	41.00
Transport	5,914.92
Total Travel	**39,997.82**
Uncategorized Expense	3,575.00
Total Expenses	**$1,177,715.32**
NET OPERATING INCOME	$ -930,452.26
Other Expenses	
Miscellaneous	49,848.73
Total Other Expenses	**$49,848.73**
NET OTHER INCOME	$ -49,848.73
NET INCOME	$ -980,300.99

WitFoo, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)

	Common Shares	Amount		Total Stockholder Equity
December 31, 2017				
Stock Option Compensation	355,500	$	-	0
Issuance of Stock	2,942,461	$ 799,742.30	-	2,942,461

WitFoo, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017(unaudited)

WitFoo, Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-980,300.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Shareholder Loan	0.00
Accumulated Amortization	16,749.00
Software (Capitalized)	-27,642.34
Business Platinum Visa	-162.66
Loan from Shareholder	90,000.00
Loan Payable	50,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	129,444.00
Net cash provided by operating activities	$ -850,856.99
FINANCING ACTIVITIES	
Notes Payable	398,000.00
Additional Paid-In Capital	359,790.00
Capital Stock	6,710.00
Partner Contributions	72,781.30
Net cash provided by financing activities	$837,281.30
NET CASH INCREASE FOR PERIOD	$ -13,575.69
Cash at beginning of period	18,858.62
CASH AT END OF PERIOD	$5,282.93

NOTE 1 – NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE.   The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the partner portal at https://witfoo.allbound.com. WitFoo currently has three national resellers, Cumberland Group, Nexum and Structured. Partners purchase software through global software and electronics distributor, Westcon/Comstor. Westcon assists with fulfillment of the orders. WitFoo has closed it's first three customers and has active sales trials at 20 enterprise organizations with a sales pipeline of more than $4M. The product has been developed and tested in Fortune 500, mid-market and higher education organizations.

Competition

Global cybersecurity spending is predicted to exceed $1 trillion from 2017 to 2021. (http://cybersecurityventures.com/cybersecurity-market-report/.) As a result, there are many software vendors attempting to solve the problems facing cyber security incident response. One approach used by WitFoo is "playbook automation." Playbook automation teaches investigator steps to a program to reduce the work that the investigator must perform. Phantom and Demisto are examples of these technologies. "Incident Response Platforms" including Resilient and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Incident & Event Management (SIEM) tools including ArcSight, Splunk and QRadar, take in data from diverse security tools in the organization for monitoring.

WitFoo Precinct combines all of these functionalities around the investigator's workflows. WitFoo Precinct has been developed over hundreds of hours of ongoing user research of security analysts performing their work in hostile networks. Using patent pending technology modeled after physical law enforcement approaches, WitFoo Precinct merges all security intelligence, analyzes and prioritizes it and provides a workspace for investigators to quickly and accurately complete investigations and stop breaches. Testing has shown a 80% to 90% reduction in required investigations and an additional 85% to 92% reduction in investigative time. While the work is being performed by the tools and people, metrics are organically generated that allow management to have productive conversations with their security teams and the broader business to reduce costs and risks.

Liabilities and Litigation

No current liabilities or litigation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
The company has outstanding promissory notes for $400,000. The notes bear interest of 8% per year, paid quarterly, with the balance due at maturity dates of September 5, 2018 and October 1, 2018 respectively. The company also has an outstanding loan to an existing shareholder for $70,000.00. Other outstanding loans amongst shareholders total $90,000.00 and credit card debt is currently $18,000.00

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 4,000,000 shares of our common stock with par value of $1.84.

	Common Shares	Amount	Total Stockholder Equity
December 31, 2017			
Stock Option Compensation	355,500	$ 0.00	0
Issuance of Stock	2,942,461	$ 799,742.30	2,942,461
Totals as of December 31, 2017	**3,297,961**	**$ 799,742.30**	**2,942,461**